SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hutchison China MediTech Limited

(Name of Issuer)

American depositary shares (each representing five Ordinary Shares)

and Ordinary Shares, par value US$0.10 per share

(Title of Class of Securities)

44842L1031

(CUSIP Number)

Edith Shih

48th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Telephone: +852 2128 1432

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1                                           This CUSIP number applies to the Issuer’s American depositary shares, each representing five ordinary shares, par value US$0.10 per share, of the Issuer.

CUSIP No. 44842L103	Schedule 13D/A

1		Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Hutchison Healthcare Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 332,478,770(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 332,478,770(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 332,478,770(1)
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 49.9%(2)
14		Type of Reporting Person (See Instructions) CO

(1) Represents the 332,478,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 666,786,450 Ordinary Shares reported to be outstanding in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission on September 30, 2019.

CUSIP No. 44842L103	Schedule 13D/A

1		Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Hutchison Whampoa (China) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 332,478,770(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 332,478,770(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 332,478,770(1)
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 49.9%(2)
14		Type of Reporting Person (See Instructions) CO

(1) Represents the 332,478,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 666,786,450 Ordinary Shares reported to be outstanding in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission on September 30, 2019.

CUSIP No. 44842L103	Schedule 13D/A

1		Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CK Hutchison Global Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 332,478,770(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 332,478,770(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 332,478,770(1)
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 49.9%(2)
14		Type of Reporting Person (See Instructions) CO

(1) Represents the 332,478,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 666,786,450 Ordinary Shares reported to be outstanding in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission on September 30, 2019.

CUSIP No. 44842L103	Schedule 13D/A

1		Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CK Hutchison Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 332,478,770(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 332,478,770(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 332,478,770(1)
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 49.9%(2)
14		Type of Reporting Person (See Instructions) CO

(1) Represents the 332,478,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 666,786,450 Ordinary Shares reported to be outstanding in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission on September 30, 2019.

CUSIP No. 44842L103	Schedule 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2017, as amended on July 2, 2019 (the “Schedule 13D”), and is being filed jointly by Hutchison Healthcare Holdings Limited (“Hutchison Healthcare”), Hutchison Whampoa (China) Limited, CK Hutchison Global Investments Limited and CK Hutchison Holdings Limited.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4                                    Purpose of Transaction

Item 4 is hereby supplemented by inserting the following at the end thereof:

Pursuant to a certain underwriting agreement (the “Underwriting Agreement”), by and among the Issuer, BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and J. P. Morgan Securities, Inc., as representatives of the several underwriters (collectively, the “Representatives”), and Hutchison Healthcare, as the selling shareholder, dated September 30, 2019, Hutchison Healthcare agreed to sell to the Underwriter 1,700,000 ADSs at a price of US$17.65 per ADS, less underwriting discounts and commissions, in an underwritten public offering (the “Offering”) pursuant to the Issuer’s Registration Statement on Form F-3 (File No. 333-217101) and the prospectus supplement and the accompanying prospectus that were filed with the SEC on September 30, 2019.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement, attached hereto as Exhibit 4.1.

CUSIP No. 44842L103	Schedule 13D/A

Item 5                                    Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended by replacing them in their entirety with the following:

The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

To the knowledge of the Reporting Persons, among the directors and executive officers of each Reporting Person listed in Schedule A to the Schedule 13D:

•                  Mr. Simon To owns 133,237 ADSs and 1,800,000 Ordinary Shares, collectively representing approximately 0.4% of the Issuer’s Ordinary Shares. Mr. Simon To has the sole power to vote or direct the vote with respect to such Ordinary Shares and ADSs;

•                  Ms. Edith Shih owns 100,000 ADSs and 700,000 Ordinary Shares, collectively representing approximately 0.2% of the Issuer’s Ordinary Shares. Ms. Edith Shih has the sole power to vote or direct the vote with respect to such Ordinary Shares and ADSs; and

•                  none of the other persons named in Item 2 beneficially owns any Ordinary Shares or ADSs.

The foregoing ownership percentages are calculated based on an aggregate of 666,786,450 Ordinary Shares reported to be outstanding in the Issuer’s preliminary prospectus supplement filed with the SEC on September 30, 2019. The Ordinary Shares reported herein do not include 267,400 Ordinary Shares in which the spouse of Mr. Fok Kin Ning, a director of CK Hutchison Holdings Limited, CK Hutchison Global Investments Limited and Hutchison Whampaa (China) Limited, has a personal interest.

Item 6                                    Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

Item 6 is hereby supplemented by inserting the following at the end thereof:

Underwriting Agreement

As described in Item 4 hereto, Hutchison Healthcare, the Issuer and the Representatives have entered into the Underwriting Agreement. The information set forth in Item 4 with respect to the Underwriting Agreement is incorporated into this Item 6 by reference.

CUSIP No. 44842L103	Schedule 13D/A

Lock-Up Agreements

In connection with the Offering as described in answer to Item 4, Hutchison Healthcare has agreed that, without the written consent of the Representatives, it will not, during the period ending 90 days after September 30, 2019, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the purchase of, or otherwise dispose of or transfer any shares of the Issuer’s ADSs or Ordinary Shares or any securities convertible into or exchangeable or exercisable for such ADSs or Ordinary Shares, whether now owned or hereafter acquired by it or with respect to which it has or hereafter acquires the power of disposition (the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of ADSs or Ordinary Shares or other securities, in cash or otherwise. These restrictions are subject to certain customary exceptions.

The Representatives, in their discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Item 7                                    Material to be Filed as Exhibits

a.              Exhibit 4.1 — Underwriting Agreement dated September 30, 2019, by and among Hutchison Healthcare, the Issuer and the Representatives

b.              Exhibit 7.1 — Form of Lock-Up Agreement (included as Exhibit A to Exhibit 4.1)

CUSIP No. 44842L103	Schedule 13D/A

Schedule A

Schedule A of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Schedule A

Hutchison Healthcare Holdings Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LAI Kai Ming, Dominic	Canadian	Director, Hutchison Healthcare Holdings Limited(2)

Edith SHIH	British	Director, Hutchison Healthcare Holdings Limited(2)

TO Chi Keung, Simon	British	Director, Hutchison Healthcare Holdings Limited(2)

Hutchison Whampoa (China) Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

FOK Kin Ning, Canning	British	Director, Hutchison Whampoa (China) Limited(3)

Frank John SIXT	Canadian	Director, Hutchison Whampoa (China) Limited(3)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, Hutchison Whampoa (China) Limited(3)

LAI Kai Ming, Dominic	Canadian	Director, Hutchison Whampoa (China) Limited(3)

TO Chi Keung, Simon	British	Managing Director, Hutchison Whampoa (China) Limited(3)

CK Hutchison Global Investments Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

FOK Kin Ning, Canning	British	Director, CK Hutchison Global Investments Limited(4)

Frank John SIXT	Canadian	Director, CK Hutchison Global Investments Limited(4)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

LAI Kai Ming, Dominic	Canadian	Director, CK Hutchison Global Investments Limited(4)

Edith SHIH	British	Director, CK Hutchison Global Investments Limited(4)

CHEUNG Kwan Hoi	British	Director, CK Hutchison Global Investments Limited(4)

CUSIP No. 44842L103	Schedule 13D/A

CK Hutchison Holdings Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman, Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

FOK Kin Ning, Canning	British	Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

Frank John SIXT	Canadian	Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

LAI Kai Ming, Dominic	Canadian	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

Edith SHIH	British	Executive Director and Company Secretary, CK Hutchison Holdings Limited(5)

CHOW Kun Chee, Roland Room 2008, Melbourne Plaza 33 Queen’s Road Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Yeh Kwong, Charles 26th Floor, Jardine House 1 Connaught Place, Central Hong Kong	Hong Kong	Non-executive Director, CK Hutchison Holdings Limited(5)

LEUNG Siu Hon 21 & 22 Floors, 10 Pottinger Street, Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

George Colin MAGNUS Room 701, Car Po Building 18-20 Lyndhurst Terrace Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

CHOW WOO Mo Fong, Susan 9A Po Garden, 9 Brewin Path, Mid-levels, Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

KWOK Tun-li, Stanley Suite 503-151 Athletes Way Vancouver B.C. V5Y 0E5 Canada	Canadian	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

CHENG Hoi Chuen, Vincent Flat A, 7/F, Woodbury Court, 137 Pok Fu Lam Road, Hong Kong	Chinese	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

Michael David KADOORIE 24th Floor, St. George’s Building, 2 Ice House Street Central, Hong Kong	British	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Wai Mun, Rose Unit 623, Level 6, Core F, Cyberport 3, 100 Cyberport Road, Cyberport, Hong Kong	Chinese	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

William SHURNIAK 122-3rd Avenue West, Box 1178, Assiniboia, Saskatchewan Canada S0H 0B0	Canadian	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Chung Hin 1225 Price’s Building 10 Charter Road Hong Kong	British	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Yick-ming, Rosanna 23/F., The Hong Kong Federation of Youth Groups Building, 21 Pak Fuk Road, North Point, Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

William Elkin MOCATTA 24th Floor, St. George’s Building, 2 Ice House Street Central, Hong Kong	British	Alternate Director, CK Hutchison Holdings Limited(5)

Notes to Schedule A:

(1)                                 Unless otherwise indicated, the business address of each of the named persons is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(2)                                 The principal business address of Hutchison Healthcare Holdings Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.  The business of Hutchison Healthcare Holdings Limited is investment holding of healthcare related investments.

(3)                                 The principal business address of Hutchison Whampoa (China) Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.  The business of Hutchison Whampoa (China) Limited is investment holding and trading.

(4)                                 The principal business address of CK Hutchison Global Investments Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.  The business of CK Hutchison Global Investments Limited is investment holding.

(5)                                 The principal business address of CK Hutchison Holdings Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of CK Hutchison Holdings Limited comprises five core segments: ports and related services, retail, infrastructure, energy and telecommunications.

CUSIP No. 44842L103	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2019

HUTCHISON HEALTHCARE HOLDINGS LIMITED

By:	/s/ Simon To
Name: Simon To
Title: Authorized Signatory

HUTCHISON WHAMPOA (CHINA) LIMITED

By:	/s/ Simon To
Name: Simon To
Title: Authorized Signatory

CK HUTCHISON GLOBAL INVESTMENTS LIMITED

By:	/s/ Edith Shih
Name: Edith Shih
Title: Authorized Signatory

CK HUTCHISON HOLDINGS LIMITED

By:	/s/ Edith Shih
Name: Edith Shih
Title: Authorized Signatory

List of Exhibits

Exhibit No	Description

4.1	Underwriting Agreement
7.1	Form of Lock-up Agreement (included in Exhibit 4.1)